

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

July 13, 2016

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
500C Grand St.
Apartment 3G
New York NY, 10002

>   **Re: Zev Ventures, Inc.
>   Amendment No. 6 to Registration Statement on Form S-1
>   Filed June 28, 2016
>   File No. 333-205271**

Dear Mr. Turetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2016 letter.

Financial Statements

Statement of Stockholder's Deficit, page 41

1. We note your header on page 41 refers to the statement of stockholder's deficit for the year ended December 31, 2015 as unaudited; however, your auditor's report on page 27 indicates that the changes in stockholder's deficit for the year ended December 31, 2015 was audited. Please revise to correct the inconsistency. Additionally, the header on page 41 refers only to the year ended December 31, 2015. In this regard, please revise to

include the period from inception (December 22, 2014) through December 31, 2014 as well.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: William Eilers
        Eilers Law Group, P.A.